Filed by: PotlatchDeltic Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

Commission File Number: 001-32729

PotlatchDeltic Team Member Frequently Asked Questions (FAQ)

Q.	What was announced?

PotlatchDeltic and Rayonier today announced that we have entered into a definitive agreement to combine in an all-stock merger of equals. This brings together two complementary and exceptional land resource companies to create a leading domestic land resources owner and top-tier lumber manufacturer.

The combined company will become the second largest publicly traded timber and wood products company in North America and will be well positioned to benefit from a premier, well-diversified land portfolio, a highly regarded wood products platform, and a strong balance sheet that will provide significant future capital allocation flexibility.

The joined timberland portfolio will comprise nearly 4.2 million acres, including 3.2 million acres in the U.S. South and 931,000 acres in the U.S. Northwest.

This merger isn’t just about growing in size; it’s about building a stronger, more resilient company that we believe offers greater opportunities for growth, innovation, and long-term success for our employees and other stakeholders.

Q.	What does an “all-stock transaction” mean?

The merger is a friendly strategic merger of equals, PotlatchDeltic shareholders will receive Rayonier stock in exchange for the PotlatchDeltic stock they own. The exchange ratio of the stock reflects an 8.25% premium to PotlatchDeltic’s closing stock price on October 10, 2025. PotlatchDeltic shareholders will therefore receive 1.7339 shares of Rayonier stock for every share of PotlatchDeltic stock they own.

This transaction structure will also provide shareholders of both companies the opportunity to participate in the growth potential of this combination.

Q.	What are synergies, and what do they mean for me?

The term “synergies” is used to describe financial benefits that come from combining two companies into one. The merger is expected to provide $40 million of annual synergies from corporate and operational optimization. We expect to achieve half of that by the end of year 1, and the remainder by the end of year 2 and will strive to identify additional opportunities to strengthen operational efficiencies longer term.

Q.	Why is there a reference to a special dividend in the press release?

Rayonier has declared a one-time special dividend in connection with taxable gains arising from the sale of its New Zealand business. The special dividend consists of a combination of cash and Rayonier common shares. At the closing of the merger, the merger consideration payable to PotlatchDeltic shareholders will be adjusted so that PotlatchDeltic shareholders receive consideration of equivalent value.

Specifically, upon the record date, the exchange ratio will be increased to reflect the effect of the additional Rayonier shares issued in connection with the special dividend, and the merger consideration will include a cash component by Rayonier to each holder of a share of PotlatchDeltic common stock equal to the average cash per share paid by Rayonier in the special dividend multiplied by the exchange ratio.

Q.	Why are PotlatchDeltic and Rayonier merging?

Both companies have been looking for opportunities to grow in ways that will drive shareholder value and ensure long-term success. This transaction is an exciting opportunity for both companies given the complementary nature of the two businesses. Together, we will gain significant scale and diversification. The combined company will have a strong platform for continued growth including a pro forma market capitalization of approximately $7.1 billion; a diversified and productive timberland base of nearly 4.2 million acres managed on a sustainable basis; production of over 1.2 billion board feet of lumber and 150 million square feet of industrial plywood; a dynamic real estate portfolio of rural HBU properties and value-added real estate development; and robust opportunities to drive growth in land-based solutions and natural climate solutions. A strong balance sheet will position the new company for opportunistic capital allocation and investment, including growth or capital investment opportunities in the wood products segment.

Q.	Who is Rayonier?

Rayonier, headquartered in Wildlight, FL is a real estate investment trust with two million acres of timberland and a focus on real estate development, land sales and natural climate solutions.

Q.	Will PotlatchDeltic’s strategy change as a result of this merger?

This transaction is aligned with our objective to build a stronger, more resilient company that offers greater opportunities for growth, innovation, and long-term success for our employees and other stakeholders. We look forward to leveraging Rayonier’s well-diversified land portfolio to drive future growth in land-based and natural climate solutions and create a leading domestic land resources owner and top-tier lumber manufacturer.

Q.	Who will lead the company moving forward?

The leadership represents a combination of both PotlatchDeltic and Rayonier leadership.

•	President & CEO: Mark McHugh (Rayonier)

•	Executive Chair of the Board: Eric Cremers (PotlatchDeltic)

•	CFO: Wayne Wasechek (PotlatchDeltic)

•	EVP, Wood Products: Ashlee Cribb (PotlatchDeltic)

•	EVP, Land Resources: Rhett Rogers (Rayonier)

•	Board of Directors: 10 members, 5 existing directors from PotlatchDeltic (including Mr. Cremers) and 5 existing from Rayonier (including Mr. McHugh)

The rest of the executive team and other company leaders will be announced as soon as possible.

Q.	When do you expect the merger to be completed?

The merger is expected to close in late first quarter or early second quarter of 2026, following approvals.

Q.	What will be the name of the combined company?

The name of the merged company has not been determined yet but will reflect the legacy of both companies and our bright future together.

Q.	What does this announcement mean for me? Will there be any changes to my day-to-day responsibilities, reporting structure, compensation or benefits?

For the vast majority of Team Members, it will be business as usual. However, as in any transaction like this, upon closing there may be overlaps in job functions that may result in the loss of jobs. Additionally, job duties may change as we move to a combined organization structure, and positions may be relocated to the new headquarters in Atlanta.

The leadership team of the combined company is still being determined, as well as a number of other leaders within the organization. These leaders will be charged with quickly finalizing the remainder of their organizational structure and will work to provide clarity to Team Members about their future roles and job status. The pace of that work will vary by department, but we intend to finalize the organizational structure as soon as possible. Over time, as each function and business makes key decisions about how to operate long-term, additional changes will be made. Regardless of the outcome, we will treat Team Members with fairness and respect throughout the process.

Q.	Will there be layoffs associated with this merger?

For the vast majority of Team Members, it will be business as usual at a larger company that is positioned for growth. However, as in any transaction like this, upon closing there may be overlaps in job functions and while at this early stage, we do not have specific answers regarding impact to individual roles or responsibilities, we are committed to making this a transparent and respectful transition process for everyone. We will communicate any relevant updates in due course.

Q.	Will PotlatchDeltic’s headquarters move? Where will the combined company be headquartered?

The corporate headquarters of the new company will be located in Atlanta, GA. A regional presence will continue in Spokane, WA and Wildlight, FL. Over time, the integration team will evaluate the size and need for all of our offices. Relocation of positions may come, but not right away. Business needs of the new company will drive these changes in the future. As those decisions are made, we will communicate with affected individuals as soon as we can.

Q.	When will the integration planning process start?

The integration planning process has begun and will continue until the transaction closes. After the transaction closes, the new company can begin implementing the integration strategy. Until the transaction closes, PotlatchDeltic and Rayonier will continue to operate as separate, independent companies. Operations will remain business as usual at both organizations. As is customary in transactions like this, select teams will begin working on integration planning. But for most employees, there should be no impact on your day-to-day work.

Q.	Will the two cultures be compatible? How will PotlatchDeltic’s culture evolve with this change?

We are confident Rayonier is the right partner because we have similar missions and values. Like us, Rayonier is guided by its core values and shares a commitment to sustainability, safety, and community and has a legacy of excellence in delivering land resources to their highest and best use. Together, we firmly believe that we’ll create an even stronger company together.

Q.	What should I do if I get a call from the media or a community leader?

If you receive a call from the media or a community leader, please do not discuss the transaction and ask them to call Anna Torma at 509-835-1558.

Q.	Who should I contact if I have additional questions? Where can I find more information about the transaction?

You will see a lot of communication about the merger. Our PotlatchDeltic intranet landing page will provide access to a number of informational documents. If you have additional questions, you can speak with your business leader.

Q.	How will we manage hunting leases going forward?

Nothing changes for the time being and we will continue to honor all existing hunting leases. As we move into the annual renewal process and begin to integrate our business post-closing in 2026, we will determine the best way to manage our combined hunting leases in the future.

Q.	Can I reach out to the people I know at Rayonier to talk about the transaction?

Until the transaction closes, PotlatchDeltic and Rayonier will continue to operate separately. This means you must interact with Rayonier employees as you normally would with any other competitor. Any conversations outside the normal course of business must be approved in writing by our Legal Department.

Q.	Will I have to relocate?

At this time, we have not made decisions about timing or about which team members may be required to relocate. Specific details of relocation benefits will be shared directly with eligible Team Members as soon as possible. We understand that this is an important and personal concern and if relocation becomes a requirement for certain roles, we will work with you individually to discuss options at that time. Those options might include transferring to other positions in the company or if that isn’t possible, we will provide you with details regarding separation benefits available to you. We know this uncertainty is difficult and we will continue to share updates with Team Members as they become available.

Q.	Will you offer severance benefits for employees whose jobs are impacted by the transaction?

Yes, specific details of severance benefits will be shared directly with eligible Team Members as soon as possible. Any Team Member terminated due to merger-related events will be eligible for outplacement assistance as part of our severance benefits.

Q.	Whose structure, processes and operating model will be used in the combined company?

We are making those decisions on a case-by-case basis, with an eye toward doing what is best for the combined company. Because of the similarities in our business, we have ample opportunity after closing to determine best practices that best fit our combined company.

Q.	Will there be any impact on the communities where we operate?

This merger continues both companies’ commitment to be a strong member of our communities. While growth means continuing to evolve to meet new challenges, the new company will continue to employ people across the U.S., providing timber, wood products, real estate and land-based / natural climate solutions opportunities that bolster local economies and ensure responsible stewardship of our land resources.

Q.	How will the integration team keep us up to date on progress and decisions?

We will share updates via your normal communication channels as well as through the intranet site. Team members can submit questions via email. The email address is located on the merger intranet site.

Q.	What does this announcement mean for customers?

This announcement will have no impact on the way we do business with our customers, and we will continue delivering high quality products and service that our customers have come to expect from PotlatchDeltic. In fact, we believe that upon closing this transaction will enable us to enhance our product offerings and better serve our customers. We will be contacting companies with whom we have business relationships to inform them about this exciting announcement – in person, via calls and/or formal letters. Each senior management team leader will manage that process within their organizations.

Q.	What will happen to wood products? How are Wood Products Team Members impacted by the merger?

There are no plans for changing our wood products focus. We do not anticipate any significant changes in our manufacturing operations. What’s most important now is to focus on what’s within your control: work safely, keep your commitments, deliver excellence to customers and continue to improve our operations and cost position. This transaction is not expected to affect the staffing levels at our manufacturing operations.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s common shares or PotlatchDeltic Corporation’s common stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s common stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s common shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s common shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.